O’Neill Law Group PLLC		435 Martin Street, Suite 1010
		Blaine, WA	98230

Stephen F.X. O’Neill*	Christian I. Cu**	Telephone:	360-332-3300
Charles C. Hethey***	Brian S.R. O’Neill****	Facsimile:	360-332-2291

File #4470

July 12, 2010

VIA EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4628
Washington, DC 20549

Attention: H. Roger Schwall, Assistant Director

Dear Sirs:

RE:	PENGRAM CORPORATION (the “Company”)
	-	SEC File Number 000-52626
	-	Form 10-K for the Fiscal Year Ended November 30, 2009 Filed March 16, 2010 (the “2009 Form 10-K”)

We write on behalf of the Company in response to your comment letter dated June 10, 2010 regarding the above referenced filing of the Company (the “Comment Letter”). Our responses herein are based, in part, on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

ENGINEERING COMMENTS

GENERAL, PAGE 4

1.

PLEASE INSERT A SMALL-SCALE MAP SHOWING THE LOCATION AND ACCESS TO EACH MATERIAL PROPERTY, AS REQUIRED BY INSTRUCTION 3(B) TO ITEM 102 OR REGULATION S-K. IF THE PROPERTY IS NOT MATERIAL TO YOUR COMPANY, PLEASE PROVIDE A STATEMENT TO THAT EFFECT. WE BELIEVE THE GUIDANCE IN INSTRUCTION 3(B) OF RULE 102 OF REGULATION S-K WOULD GENERALLY REQUIRE MAPS AND DRAWINGS TO COMPLY WITH THE FOLLOWING FEATURES:

  A LEGEND OR EXPLANATION SHOWING, BY MEANS OF PATTERN OR SYMBOL, EVERY PATTERN OR SYMBOL USED ON THE MAP OR DRAWING.

  A GRAPHICAL BAR SCALE SHOULD BE INCLUDED. ADDITIONAL REPRESENTATIONS OF SCALE SUCH AS “ONE INCH EQUALS ONE MILE” MAY BE UTILIZED PROVIDED THE ORIGINAL SCALE OF THE MAP HAS NOT BEEN ALTERED.

  A NORTH ARROW.

  AN INDEX MAP SHOWING WHERE THE PROPERTY IS SITUATED IN RELATIONSHIP TO THE STATE OR PROVINCE, ETC., IN WHICH IT WAS LOCATED.

  A TITLE OF THE MAP OR DRAWING, AND THE DATE ON WHICH IT WAS DRAWN.

Canadian Affiliate:	O’Neill Law Corporation
Suite 950, 650 West Georgia Street, Box 11587, Vancouver, British Columbia, Canada V6B 4N8
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars;
*** New York and British Columbia Bars; **** Nevada Bar

O’Neill Law Group PLLC	2

United States Securities and Exchange Commission
Attention: H. Roger Schwall
July 12, 2010
  IN THE EVENT INTERPRETIVE DATA IS SUBMITTED IN CONJUNCTION WITH ANY MAP, THE IDENTITY OF THE GEOLOGIST OR ENGINEER THAT PREPARED SUCH DATA.

       ANY DRAWING SHOULD BE SIMPLE ENOUGH OR OF SUFFICIENTLY LARGE SCALE TO CLEARLY SHOW ALL FEATURES ON THE DRAWING.

In response to this comment, the Company has provided a map for each of the Company’s material properties, being the Clisbako Property, the Manado Property, the Golden Snow Project, the Fish Project and the CPG Project.

2.

WE NOTE YOU USE THE TERMS SUCH AS GRAB SAMPLES, YIELDS UP TO, AS HIGH AS, AND ASSAY RANGES IN YOUR DISCUSSIONS OF THE ASSAY RESULTS IN NUMEROUS LOCATION IN THIS FILING. WHEN REPORTING THE RESULTS OF SAMPLING AND CHEMICAL ANALYSES, PLEASE REVISE YOUR DISCLOSURE TO ADDRESS EACH OF THE FOLLOWING REGARDING MINERALIZATION OF EXISTING OR POTENTIAL ECONOMIC SIGNIFICANCE ON YOUR PROPERTY:

* DISCLOSE ONLY WEIGHTED-AVERAGE SAMPLE ANALYSES ASSOCIATED WITH A MEASURED LENGTH OR A SUBSTANTIAL VOLUME.

* ELIMINATE ALL ANALYSES FROM “GRAB” OR “DUMP” SAMPLES, UNLESS THE SAMPLE IS OF A SUBSTANTIAL AND DISCLOSED WEIGHT.

* ELIMINATE ALL DISCLOSURE OF THE HIGHEST OR BEST VALUES/GRADES OF SAMPLE SETS. PRESENT A BALANCED DISCLOSURE OF THE DRILL AND SAMPLING RESULTS.

* ELIMINATE GRADES DISCLOSED AS “UP TO” OR “AS HIGH AS” OR “RANGING FROM.”

* ELIMINATE STATEMENTS CONTAINING GRADE AND/OR SAMPLE-WIDTH RANGES.

* AGGREGATED SAMPLE VALUES FROM RELATED LOCATIONS SHOULD BE AGGREGATED BASED ON A WEIGHTED AVERAGE OF LENGTHS OF THE SAMPLES.

* GENERALLY, USE TABLES TO IMPROVE READABILITY OF SAMPLE AND DRILLING DATA.

* SOIL SAMPLES MAY BE DISCLOSED A S A WEIGHTED AVERAGE VALUE OVER AN AREA.

* REFRAIN FROM REPORTING SINGLE SOIL SAMPLE VALUES.

* CONVERT ALL PPB QUANTITIES TO PPM QUANTITIES FOR DISCLOSURE.

* AVOID OPTIMISTIC DESCRIPTIVE ADJECTIVES SUCH AS HIGH-GRADE OR ORE-GRADE.

PLEASE REVISE YOUR DISCLOSURES TO COMPLY WITH THIS GUIDANCE.

In response to this comment, the Company has revised its disclosure to comply with the above noted guidance.

3.

WE RECOMMEND THAT A BRIEF DESCRIPTION OF THE QA/QC PROTOCOLS BE PROVIDED TO INFORM READERS REGARDING SAMPLE PREPARATION, CONTROLS, CUSTODY, ASSAY PRECISION AND ACCURACY AS IT RELATES TO YOUR EXPLORATION PLANS. THIS WOULD APPLY TO EXPLORATION AND OPERATIONAL ANALYTICAL PROCEDURES.

O’Neill Law Group PLLC	3

United States Securities and Exchange Commission
Attention: H. Roger Schwall
July 12, 2010

In response to this comment, the Company has provided a brief description of the QA/QC protocols in respect of future exploration work on its Clisbako Property.

GOLDEN SNOW PROJECT, FISH PROJECT AND CPG PROJECT, PAGE 16

4.

WE NOTE YOUR DISCLOSURE IN THIS SECTION, REFERRING TO MINES AND OTHER MINERAL PROPERTIES THAT EXIST IN THE PROXIMITY OF YOUR PROPERTY. PLEASE DESCRIBE ONLY GEOLOGY, HISTORY, OR EXPLORATION RESULTS THAT ARE DIRECTLY RELATED TO THE PROPERTIES THAT YOUR COMPANY HAS THE RIGHT TO EXPLORE OR MINE. ACCORDINGLY, WE BELIEVE THAT YOU SHOULD REMOVE INFORMATION ABOUT ANY MINES, PROSPECTS, ADJACENT OR ANALOGOUS PROPERTIES, DEPOSITS, OCCURRENCES, OR EXPLORATION ACTIVITIES BY OTHER COMPANIES OPERATING IN OR NEAR YOUR PROPERTIES AND INSTEAD FOCUS THE DISCLOSURE SOLELY ON YOUR COMPANY’S PROPERTY.

In response to this comment, the Company has revised its disclosure on its Golden Snow Project, Fish Project and CPG Project.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

"Charles C. Hethey"

CHARLES C. HETHEY

CCH/dml

Enclosures

cc:	Pengram Corporation
Attn: Richard W. Donaldson, CEO